SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐        No       ☒

Announcement | Lisbon | 9 July 2013

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified of the following transactions on American Depositary Receipts (“ADRs”) representing PT shares, carried out on 8 July 2013 by Mr. Gerald Stephen McGowan:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	20,000	3.76

Mr. Gerald Stephen McGowan is a member of PT’s Board of Directors, and therefore he is a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify the transactions above.

According to the information received by PT, after these transactions Mr. Gerald Stephen McGowan held a total of 60,000 PT ADRs corresponding to 0.007% of PT’s share capital and corresponding voting rights.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of CMVM Regulation no. 5/2008.

Portugal Telecom, SGPS SA	Public company	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375		Investor Relations Director
1069-300 Lisbon	Registered in the Commercial		nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon		Tel.: +351 21 500 1701
	and Corporation no. 503 215 058		Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.